news release

The Annual General Meeting and the Extraordinary General Meeting of shareholders of ArcelorMittal held today in Luxembourg approved all resolutions on their respective agendas by a large majority

Luxembourg, 8 May 2013 – 1003022745 shares, or 60.23% of the Company's share capital, were present or represented at the general meetings. The results of the votes will be posted shortly on www.arcelormittal.com under "Investors > Equity Investors > Shareholders’ meetings > Annual General Meeting – 8 May 2013" where the full documentation regarding to the general meetings is available.

The shareholders re-elected Mrs. Vanisha Mittal Bhatia, Mrs. Suzanne P. Nimocks and Mr. Jeannot Krecké as directors of ArcelorMittal for a term of three years each. In addition, the shareholders approved grants under the Performance Share Unit Plan in relation to 2013. Finally, the shareholders approved an increase in the Company's authorised share capital by an amount equal to 19.84% of its current issued share capital, both to be able to fulfill existing commitments under Mandatory Convertible Notes and to return to the historical level of flexibility of 10% of the share capital after the share issuance in January last.